SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    --------

                                   FORM 8-A/A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(B) OR 12 (G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           FLEET FINANCIAL GROUP, INC.
             (Exact Name of Registrant as Specified in its Charter)

             Rhode Island                             05-0341324
      (State of incorporation or           (IRS Employer Identification no.)
             organization)

                One Federal Street, Boston, Massachusetts   02110
             (Address of principal executive offices)     (zip code)

                                 (617) 346-4000
              (Registrant's telephone number, including area code)

If this form relates to the               If this form relates to the
registration of a class of securities     registration of a class of securities
pursuant to Section 12(b) of              pursuant to Section 12(g) of the
the Exchange Act and is effective         Exchange Act and is effective pursuant
pursuant to General Instruction A.(c),    to General Instruction A.(d), please
please check the following box. [X]       check the following box. [ ]



Securities Act registration statement file number to which this form relates: ______________
          (if applicable)



Securities to be registered pursuant to Section 12(b) of the Act:

          Title of Each Class               Name of Each Exchange on Which
          to be so Registered               Each Class is to be Registered
          -------------------               ------------------------------

    Preferred Share Purchase Rights             New York Stock Exchange



Securities to be registered pursuant to Section 12(g) of the Act:  none


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      The Registrant hereby amends and restates in its entirety Items 1 and 2 of its Registration Statement for Registration of Certain Classes of Securities pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934 on Form 8-A filed with the Securities and Exchange Commission (the "Commission") on December 4, 1990, which Form 8-A was amended by a Form 8-A/A filed with the Commission on September 6, 1991, and by a Form 8-A/A filed with the Commission on March 17, 1995.

Item 1. Description of Registrant's Securities to be Registered.

      On November 21, 1990 (the "Declaration Date"), the Board of Directors of Fleet Financial Group, Inc. (the "Company") declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, $1.00 par value per share (the "Common Stock"), of the Company. The dividend is payable on December 4, 1990 (the "Record Date") to the shareholders of record on that date. Each Right, when exercisable, will entitle the registered holder to purchase from the Company one one-hundredth of a share of Cumulative Participating Junior Preferred Stock, $1.00 par value per share (the "Preferred Stock"), of the Company, at an exercise price of $50 per one one-hundredth of a share of Preferred Stock (the "Purchase Price"), subject to certain adjustments.

      The Rights will not be represented by separate certificates and will not be exercisable or transferable apart from the Common Stock until the earlier to occur of (i) the tenth day after a public announcement by the Company (x) that a person or group or affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership (as defined in the Rights Agreement) of 10% or more (or, in the case of a qualifying institutional investor, acting in the ordinary course of business and not with the purpose of changing or influencing control of the Company - a "Qualifying Investor" - 15% or more) of the outstanding shares of Common Stock, (y) that any person or group of affiliated or associated persons, which beneficially owned 10% (or, in the case of a Qualifying Investor, 15%) of the outstanding shares on November 21, 1990, or which acquired beneficial ownership of 10% (or, in the case of a Qualifying Investor, 15%) of the outstanding shares as a result of any repurchase of shares by the Company, thereafter acquired beneficial ownership of additional shares constituting 1% or more of the outstanding shares (any person described in clause (x), (y) or (z) being an "Acquiring Person"); and (ii) the tenth day (or such later day as may be determined by action of the Board of Directors of the Company prior to such time as any person becomes an Acquiring Person) after the date of the commencement of a tender or exchange offer by any person (other than the Company) to acquire (when added to any shares as to which such person is the beneficial owner immediately prior to such commencement) beneficial ownership of 10% or more of the issued and outstanding shares of Common Stock (the earlier of such dates being called the "Distribution Date").

      On March 28, 1991 and July 12, 1991 (the "First Amendment" and the "Second Amendment," respectively) the Company and the Rights Agent (as hereinafter defined) amended the Rights Agreement, dated November 21, 1990 between the Company and Fleet National Bank, as Rights Agent (the "Rights Agent") (the "Rights Agreement"). Together, the First Amendment and the Second Amendment amend the definition of "Acquiring Person" in the Rights Agreement to permit the sale of 1,415,000 shares of Registrants' Dual Convertible Preferred Stock and the issuance of stock purchase rights to purchase 6,500,000 shares of Registrant's common stock to Whitehall Associates, L.P. and KKR Partners II, L.P. (collectively, "KKR") (as described in Registrant's Current Report


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on Form 8-K, dated July 12, 1991) without KKR becoming an Acquiring Person under the Rights Agreement, which event, but for the First Amendment and Second Amendment, would have given rise to the distribution of the Rights. The First Amendment and Second Amendment also add provisions allowing the Board of Directors of Registrant to determine that a person who had become an Acquiring Person had done so inadvertently and therefore that such event was not a triggering event.

      In connection with an Agreement and Plan of Merger dated February 20, 1995 by and among the Company and Shawmut National Corporation (the "Shawmut Merger Agreement"), the Fleet Board of Directors approved a third amendment (the "Third Amendment") to the Rights Agreement so that neither the execution and delivery of the Shawmut Merger Agreement nor the execution and delivery of the Stock Option Agreements would constitute an event that would allow exercise of the rights under the Rights Agreement.

      In connection with an Agreement and Plan of Merger (the "BankBoston Merger Agreement") dated March 14, 1999 by and between the Company and BankBoston Corporation (the " BankBoston Merger Agreement"), the Fleet Board of Directors approved a fourth amendment (the "Fourth Amendment") to the Rights Agreement so that none of the execution and delivery of the BankBoston Merger Agreement, the execution and delivery of the Stock Option Agreement, dated March 14, 1999, by Fleet, as issuer, and BankBoston, as grantee, or the transactions contemplated in connection with such agreements would constitute an event that would allow exercise of the rights under the Rights Agreement.

      The Rights will first become exercisable on the Distribution Date (unless sooner redeemed) and could then begin trading separately from the Common Stock. The Rights will expire on November 21, 2000 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed by the Company.

      In the event any person becomes an Acquiring Person, the Rights would give holders (other than such Acquiring Person and its transferees) the right to buy, for the Purchase Price (and in lieu of Preferred Stock), Common Stock with a market value of twice the Purchase Price. If, at the time the Rights become exercisable for Common Stock, there is not a sufficient number of shares of Common Stock authorized so as to provide for the exercise of all Rights entitled to be exercised, the Company will be required to substitute preferred stock, debt securities, cash or other property with a value equal to that of the shares of Common Stock for which the Rights are exercisable, unless the Board is able to cause a sufficient number of shares of Common Stock to be authorized within 90 days after the date the Rights become so exercisable.

      At any time after any person becomes an Acquiring Person, the Board may, at its option and in lieu of any transaction described in the preceding paragraph, exchange the outstanding and exercisable Rights (other than Rights held by any such Acquiring Person and its transferees) for shares of Common Stock or Common Stock equivalents at an exchange ratio of one share of Common Stock per Right, subject to certain adjustments.

      In any merger or consolidation involving the Company after the Rights become exercisable, each Right will be converted into the right to purchase, for the Purchase Price, common stock of the surviving corporation (which may be the Company) with a market value of twice the Purchase Price.


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      The Rights Agreement may be amended, or the Rights redeemed for $.01 each
(payable in cash or securities), by the Board of Directors of the Company at any time until there is an Acquiring Person. Thereafter, the Board of Directors can amend the Rights Agreement only to eliminate ambiguities or to provide additional benefits to the holders of the Rights (other than the Acquiring Person).

      Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

      The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for or purchase Preferred Stock at a price, or securities convertible into Preferred Stock with a conversion price, less than the then current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above).

      The number of outstanding Rights and the number of one one-hundredths of a share of Preferred Stock issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

      Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Preferred Stock will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the Preferred Stock will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per share of Common Stock. Each share of Preferred Stock will have 100 votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which Common Stock is exchanged, each share of Preferred Stock will be entitled to receive 100 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

      With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Preferred Stock will be issued (other than fractions which are integral multiples of one one-hundredth of a share of Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading day prior to the date of exercise.


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      One Right will be distributed to shareholders of the Company for each share of Common Stock owned of record by them on the Record Date. Until the Distribution Date, the Company will issue one Right with each share of Common Stock that shall become outstanding so that all shares of Common Stock will have attached Rights. The Company has initially authorized and reserved 1,500,000 shares of Preferred Stock for issuance upon exercise of the Rights. As of November 29, 1990 there were 110,034,125 shares of Common Stock issued and outstanding.

      The Rights have certain "anti-takeover" effects. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board of Directors of the Company, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors prior to the time that there is an Acquiring Person (at which time holders of the Rights become entitled to exercise their Rights for shares of Common Stock at one-half the market price), since until such time the Rights generally may be redeemed by the Board of Directors of the Company at $.01 per Right.

      The present distribution of the Rights is not taxable to the Company nor to its shareholders. The Rights are not dilutive and will not affect reported earnings per share. The Company will receive no proceeds from the issuance of the Rights as a dividend.

      The (a) Rights Agreement specifying the terms of the Rights, which includes as exhibits the form of Statement of Resolutions Establishing Cumulative Participating Junior Preferred Stock containing the terms of the Preferred Stock, the form of Right Certificate and the Summary of Rights to Purchase Preferred Stock, was attached as an exhibit to the Company's Form 8-A filed with the Securities and Exchange Commission on December 4, 1990, (b) First Amendment and Second Amendment were attached as exhibits to the Company's Form 8-A/A filed with the Securities and Exchange Commission on September 6, 1991,
(c) Third Amendment was attached as an exhibit to the Company's Form 8-A/A filed with the Securities and Exchange Commission on March 17, 1995 and (d) Fourth Amendment is attached as an exhibit hereto. Each such exhibit is hereby incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to such exhibits.

Item 2. Financial Statements, Pro Forma Financial Information and Exhibits.

1. Form of Rights Agreement dated as of November 21, 1990 (incorporated by reference to Exhibit 1 of Fleet's Form 8-A filed with the Securities and Exchange Commission on December 4, 1990).

2. First Amendment to Rights Agreement dated March 28, 1991 (incorporated by reference to Exhibit 2 to Fleet's Form 8-A/A filed with the Commission on September 6, 1991).

3. Second Amendment to Rights Agreement dated July 12, 1991 (incorporated by reference to Exhibit 3 to Fleet's Form 8-A/A filed with the Commission on September 6, 1991).

4. Third Amendment to Rights Agreement dated February 20, 1995 (incorporated by reference to Exhibit 4 to Fleet's Form 8-A/A filed with the Commission on March 17, 1995).

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5.      Fourth Amendment to Rights Agreement dated March 14, 1999.


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                                    SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                        FLEET FINANCIAL GROUP, INC.

                                        /s/  William C. Mutterperl
                                        --------------------------
                                        Name:  William C. Mutterperl

                                        Title:  Secretary and General Counsel

Date:  May 5, 1999


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                          EXHIBIT INDEX

1. Form of Rights Agreement dated as of November 21, 1990 (incorporated by reference to Exhibit 1 of Fleet's Form 8-A filed with the Securities and Exchange Commission on December 4, 1990).

2. First Amendment to Rights Agreement dated March 28, 1991 (incorporated by reference to Exhibit 2 to Fleet's Form 8-A/A filed with the Commission on September 6, 1991).

3. Second Amendment to Rights Agreement dated July 12, 1991 (incorporated by reference to Exhibit 3 to Fleet's Form 8-A/A filed with the Commission on September 6, 1991).

4. Third Amendment to Rights Agreement dated February 20, 1995 (incorporated by reference to Exhibit 4 to Fleet's Form 8-A/A filed with the Commission on March 17, 1995).

5.      Fourth Amendment to Rights Agreement dated March 14, 1999.